                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE TO/A

                               (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
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                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8081
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                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*                            Amount of Filing Fee**
--------------------------------------            -----------------------------
$2,688,591                                        $217.51
--------------------------------------            -----------------------------

 *       For purposes of calculating the fee only.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                Filing Party:
                                -------------                ------------------

         Form or Registration No.:              Date Filed:
                                  -----------              ---------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.   [ ] going-private transaction subject to Rule 13e-3.

[ ] issuer tender offer subject to Rule 13e-4.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), in connection with its tender offer to purchase units of limited partnership interest of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership, at a price of $271.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003, and in the related Letter of Transmittal, and Acknowledgment and Agreement, as amended and restated by an amended and restated Offer to Purchase of AIMCO/Bethesda, dated as of December 16, 2003 (the "Offer to Purchase"), and a related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement, each as amended and restated, are filed with this Schedule TO as Exhibits (a)(7), (a)(8) and (a)(9), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         (b) - (c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) This Schedule TO is being filed by AIMCO/Bethesda, Apartment Investment and Management Company ("AIMCO"), AIMCO Properties, L.P. ("AIMCO Properties") and AIMCO-GP, Inc. ("AIMCO-GP"). AIMCO/Bethesda is a subsidiary of AIMCO and an affiliate of AIMCO Properties. Together with its subsidiaries, AIMCO Properties conducts substantially all of AIMCO's operations. AIMCO-GP is the general partner of AIMCO Properties and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO Properties, AIMCO-GP and AIMCO/Bethesda is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO/Bethesda is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP, AIMCO Properties or AIMCO/Bethesda, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal and Acknowledgement and Agreement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2002, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the quarters ended September 30, 2003 and September 30, 2002 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the report can be also obtained from the Commission's web site at www.sec.gov.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Oxford Residential Properties I Limited Partnership, dated December 3, 2003 (previously filed).

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated December 3, 2003 (previously filed).

(a)(4) Letter, dated December 3, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership (previously filed).

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed with the Commission on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase units of Oxford Residential Properties I Limited Partnership, dated December 16, 2003.

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 16, 2003.

(a)(10) Letter, dated December 16, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)      Not applicable.

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

                                          AIMCO PROPERTIES, L.P.

                                          By:   AIMCO-GP, INC.
                                              ------------------------------
                                                (General Partner)


                                          AIMCO-GP, INC.

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          AIMCO/BETHESDA HOLDINGS
                                          ACQUISITIONS, INC.

                                          By:      /s/ Patrick J. Foye
                                              ------------------------------
                                              Executive Vice President
                                              of each of the foregoing entities

                                  EXHIBIT INDEX

EXHIBIT
  NO.                          DESCRIPTION
-------                        -----------

(a)(1) Offer to Purchase limited partnership units of Oxford Residential Properties I Limited Partnership, dated December 3, 2003 (previously filed).

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated December 3, 2003 (previously filed).

(a)(4) Letter, dated December 3, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership (previously filed).

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase units of Oxford Residential Properties I Limited Partnership, dated December 16, 2003.

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 16, 2003.

(a)(10) Letter, dated December 16, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)      Not applicable.

(g)      None.

(h)      None.